Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations
Chris Burns Ph: 800-252-3526 David Marshall Ph:+ 353-1-709-4444	Emer Reynolds Ph: + 353-1-709-4022 Jonathan Birt/FTI Consulting Ph: +44-751-559-7858 Jamie Tully/Sard Verbinnen & Co Ph: +1-212-687-8080

Elan Announces Further Unlocking of Value To Benefit Shareholders

•	Unique Cash Dividend For Shareholders
•	Dividend Calculated As a Percentage of Tysabri Royalty Payments To Elan
•	Initial Percentage To Be Paid to Shareholders is 20% of That Royalty
•	Establishes Direct Link Between Shareholders And Tysabri Cash Flow

•	Novel Construct Crystalizes Further Shareholder Benefit Post Tysabri Restructuring

Dublin, Ireland – March 4, 2013 - The Board of Elan Corporation, plc (NYSE:ELN) (the Company) has approved the decision to initiate a unique cash dividend policy enabling its shareholders to benefit directly from the long term cash flow generated by Tysabri.

The dividend program will be directly linked to Tysabri market performance calculated as a percentage of the Tysabri royalty paid to Elan from Biogen Idec as a result of the recently announced Tysabri restructuring. The initial percentage to be paid out directly to shareholders is 20 % of those royalties.

There is no cap to the dividend cash payments that will be generated from this direct link between shareholders' equity and the long term cash flow of Tysabri. This dividend structure gives shareholders the right to enjoy unlimited participation in the upside from the Tysabri sales increase which we anticipate for the future.

The Company expects to pay these cash dividends to its shareholders in twice-yearly instalments. The first dividend is expected to be paid in the fourth quarter of 2013, subject to the closing of the recently announced Tysabri restructuring. Payment of the dividends will be made in accordance with applicable law, including, where applicable, shareholder approval.

According to the restructured Tysabri collaboration, Elan will receive 12% royalties on in-market sales of Tysabri in the first year from closing and thereafter 18% royalties on in-market sales up to $2.0 billion, and 25% royalties on sales exceeding $2.0 billion. In 2012 in-market sales of Tysabri were $1.6 billion.

Kelly Martin, the CEO of Elan, stated “As announced on February 6, the restructuring of the Tysabri collaboration with Biogen Idec enables us, upon close, to unlock value to the direct benefit of our public shareholders. These value creation initiatives consist of three related but distinctive components: a $ 1 billion dollar share repurchase program, a highly efficient cash dividend that directly links shareholders to the long term performance and cash flow generation of Tysabri and lastly, the addition of specific business assets which will allow for diversification across molecules, therapeutic areas and geographies.”

Mr Martin commented further, “This provides Elan and our shareholders significant near and longer term benefits. We continue to make tangible progress on a variety of corporate development discussions and other strategic developments and anticipate providing further clarity to the marketplace in the coming days and weeks.”

The Directors of Elan accept responsibility for the information contained in this announcement. To the best of their knowledge and belief (having taken all reasonable care to ensure such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Any holder of 1% or more of any class of relevant securities of Elan or of Royalty Pharma may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).

About Elan

Elan is a biotechnology company, headquartered in Ireland, committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. For additional information about Elan, please visit http://www.elan.com.

Forward Looking Statements

This document contains forward-looking statements about Elan’s financial condition, results of operations, business prospects and Tysabri that involve substantial risks and uncertainties.  You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events.  Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the risk that the Tysabri transaction does not complete, the potential of Tysabri, which may be severely constrained by increases in the incidence of serious adverse events (including death) associated with Tysabri (in particular, by increases in the incidence rate for cases of PML), or by competition from existing or new therapies (in particular, oral therapies), and the potential for the successful development and commercialization of additional products, whether internally or by acquisition, especially given the separation of the Prothena business which left us with no material pre-clinical research programs or capabilities; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of our development activities, and research and development activities in which we retain an interest, including, in particular, the impact of the announced discontinuation of the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease; failure to comply with anti-kickback, bribery and false claims laws in the United States, Europe and elsewhere;difficulties or delays in manufacturing and supply of Tysabri; trade buying patterns; the impact of potential biosimilar competition, whether restrictive covenants in Elan’s debt obligations will adversely affect Elan; the trend towards managed care and health care cost containment, including Medicare and Medicaid; legislation and other developments affecting pharmaceutical pricing and reimbursement (including, in particular, the dispute in Italy with respect to Tysabri sales), both domestically and internationally; failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability (including, in particular, with respect to Tysabri) and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s products or product candidates; interest rate and foreign currency exchange rate fluctuations and the risk of a partial or total collapse of the euro; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; if the Tysabri transaction completes, whether we are deemed to be an Investment Company or a Passive Foreign Investment Company; general changes in United States and International generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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